
RECEIVED
MAR 01 2002
352



3/5/02

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SECURITIES 02006261 [AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29542

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American General Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 290
(No. and Street)

Houston,	Texas	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucille S. Martinez — (713) 831-3202
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

1221 McKinney, Suite 2400	Houston	Texas	77010
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Andrew Kalbaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Securities Incorporated, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SHERRY EGAN
NOTARY PUBLIC
State of Texas
Exp. 07-13-2002

Notary Public

Signature

J. Andrew Kalbaugh, President & CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
352

Consolidated Financial Statements and Supplementary Information Required by SEC Rule 17a-5

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries
Year ended December 31, 2001

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Consolidated Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year ended December 31, 2001

Contents

Report of Independent Auditors 1

Audited Consolidated Financial Statements

Consolidated Statement of Financial Condition 2
Consolidated Statement of Operations 3
Consolidated Statement of Changes in Stockholder's Equity 4
Consolidated Statement of Cash Flows 5
Notes to Consolidated Financial Statements 6

Supplementary Information Required by SEC Rule 17a-5

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 11
Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12
Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 13



Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
American General Securities Incorporated
and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of American General Securities Incorporated (a wholly owned subsidiary of American General Life Insurance Company) and subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Securities Incorporated and subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 11, 2002

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$ 3,891,117**
Concessions receivable from product sponsors	**1,162,566**
Accounts receivable from representatives	**178,750**
Accounts receivable from affiliates	**55,479**
Fixed assets, leasehold improvements, and capitalized software, at cost (net of accumulated depreciation and amortization of $340,710)	**241,056**
Other assets	**261,221**
Total assets	**$ 5,790,189**
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	**$ 1,049,444**
Payable to Parent and affiliates, net	**1,590,466**
Income taxes payable	**196,946**
Accrued expenses and other liabilities	**352,171**
Total liabilities	**3,189,027**
Stockholder's equity:	
Common stock, $1 par value; 25,000 shares authorized, issued, and outstanding	**25,000**
Additional paid-in capital	**2,200,000**
Retained earnings	**376,162**
Total stockholder's equity	**2,601,162**
Total liabilities and stockholder's equity	**$ 5,790,189**

See accompanying notes.

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Consolidated Statement of Operations

	Year ended December 31, 2001
Operating revenues:	
Concession revenue	$33,441,422
Less: commission expense	29,229,534
Net concession revenue	4,211,888
Clearing revenue	90,959
Product sponsor revenue sharing	1,340,686
Net operating revenues	5,643,533
Operating expenses:	
Employee compensation and benefits	2,843,423
Audit, legal, and consulting fees	325,850
Office rent	224,792
Taxes, fees, and licenses	343,580
Travel and business promotion	153,383
Data processing expenses	305,744
Printing expenses	180,993
Postage and freight	128,298
Depreciation and amortization expense	135,906
General home office expense	123,660
Other	686,242
Net operating expenses	5,451,871
Operating income	191,662
Nonoperating income:	
Other income	87,484
Income before federal income taxes	279,146
Federal income tax expense	97,701
Net income	$ 181,445

See accompanying notes.

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 25,000	$ 1,700,000	$ 194,717	$1,919,717
Net income	–	–	181,445	181,445
Capital contribution from Parent	–	500,000	–	500,000
Balance at December 31, 2001	**$ 25,000**	**$ 2,200,000**	**$ 376,162**	**$2,601,162**

See accompanying notes.

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Consolidated Statement of Cash Flows

	Year ended December 31, 2001
Operating activities	
Net income	$ 181,445
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	135,906
Decrease (increase) in operating assets:	
Concessions receivable from product sponsors	181,707
Accounts receivable from representatives	3,735
Accounts receivable from affiliates	(55,087)
Other assets	(114,088)
	16,267
(Decrease) increase in operating liabilities:	
Commissions payable	(379,369)
Payable to Parent and affiliates, net	954,462
Accrued expenses and other liabilities	473,440
	1,048,533
Net cash provided by operating activities	1,382,151
Investing activities	
Fixed asset acquisitions	(86,071)
Net cash used in investing activities	(86,071)
Financing activities	
Capital contribution from Parent	500,000
Net cash provided by financing activities	500,000
Net increase in cash	1,796,080
Cash and cash equivalents at beginning of year	2,095,037
Cash and cash equivalents at end of year	$ 3,891,117

See accompanying notes.

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001

1. Description of Business and Significant Accounting Policies

(a) Nature of Business

American General Securities Incorporated (the "Company") is a wholly owned subsidiary of American General Life Insurance Company ("AGL" or "Parent"). Effective August 29, 2001, AGL became a wholly owned indirect subsidiary of American International Group, Inc. ("AIG"). Prior to that date, AGL was a wholly owned indirect subsidiary of American General Corporation ("AGC"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. The Company is also licensed as a registered investment advisor. The Company has a clearing agreement with National Financial Services, Inc. (the carrying broker), wherein National Financial Services carries the accounts of the Company on a fully disclosed basis.

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

(b) Consolidation Principles

The accompanying consolidated financial statements include the accounts of the Company and its six wholly owned subsidiaries: American General Insurance Agency Incorporated, American General Insurance Agency of Hawaii, American General Insurance Agency of Massachusetts, American General Insurance Agency of Alabama, American General Insurance Agency of Georgia, and American General Insurance Agency of Nevada.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

(d) Income Taxes

The Company will join in the filing of a consolidated federal income tax return with AGC for the period January 1, 2001 to August 29, 2001. Any income taxes/benefits were allocated based on the amounts that would be reported if the Company filed a separate federal income tax return, in accordance with the tax sharing agreement. For this period the Company had an income tax benefit of $99,245.

1. Description of Business and Significant Accounting Policies (continued)

For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with its subsidiaries. For this period the Company had an income tax expense of $196,946. The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007. At December 31, 2001, the Company's tax payable was $196,946.

The Company files separate state and local income tax returns.

(e) Revenue Recognition

The Company recognizes concessions earned on an accrual basis.

(f) Other Income

Other income includes investment income, trading gains (losses), and any miscellaneous income received.

(g) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates. Ultimate results could differ from those estimates.

(h) Fixed Assets and Depreciation

Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease. Capitalized software is amortized over twelve months, the length of the maintenance contract.

1. Description of Business and Significant Accounting Policies (continued)

(i) Contingent Liabilities

Claims have been made against the Company alleging misconduct against two registered representatives in discrete transactions. The Company is vigorously contesting the claims made against it and believes that it has meritorious legal and factual defenses. Based upon the information presently available, in the Company's opinion an unfavorable outcome is not probable and the total amounts that may ultimately be paid, if any, arising from these proceedings is not estimable. As such, no amount has been accrued in these financial statements.

In addition, the Company is party to various other lawsuits arising in the normal course of business. The Company believes that it has a valid and substantial defense to each of these actions and is defending them vigorously. Further, it is the Company's opinion and the opinion of counsel for the Company that the outcome of these actions will not have a materially adverse effect on the financial position or results of operations of the Company.

2. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2001.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,948,358, which was $1,698,358 in excess of the $250,000 minimum net capital established by the Company. The Company's ratio of aggregate indebtedness to net capital was 1.63 to 1.

4. Related Party Transactions

The Company has an underwriting agreement with The United States Life Insurance Company in the City of New York ("USL"), (a wholly owned indirect subsidiary of AIG), and USL Separate Accounts USL VA-R and USL VL-R; and through October 31, 2000,

4. Related Party Transactions (continued)

had an underwriting agreement with AGL and AGL Separate Accounts A, D and VL-R. Effective November 1, 2000, American General Distributors Incorporated ("AGD") became the principal underwriter and distributor for AGL and AGL Separate Accounts D and VL-R. The Company entered into a selling agreement with AGD on November 1, 2000 to continue to be a selling broker dealer for AGL and AGL Separate Accounts D and VL-R. Such an agreement is not necessary for AGL's Separate Account A, because none of the products issued through Separate Account A are actively marketed. Pursuant to the terms of the underwriting agreement with USL, the Company acts as a principal underwriter for the sale and distribution of all variable annuity and variable universal life contracts issued by USL.

Concession revenue from USL and AGL totaled $5,236,894 for 2001.

AGL contributed $500,000 to the Company in 2001.

AGL pays a portion of the Company's operating expenses. The Company reimburses AGL for these expenses weekly.

Insurance-related business is transacted through insurance agencies, which are wholly owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company. The Company is responsible for commission payment and all support functions for these insurance agencies. Concession revenues received in 2001 from these insurance agencies totaled $14,171,771.

Certain data processing expenses are allocated to the Company by AGL based on usage. The Company pays rent to AGL based on the square footage occupied in the building.

Supplementary Information Required by SEC Rule 17a-5

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Total stockholder's equity (from the consolidated statement of financial condition)	**$ 2,601,162**
Less:	
Nonallowable assets	**650,974**
Haircut on securities positions	**1,830**
Net capital	**$ 1,948,358**
Aggregate Indebtedness	
Items included on statement of financial condition:	
Commissions payable	**$ 1,049,444**
Payable to Parent and affiliates, net	**1,590,466**
Income taxes payable	**196,946**
Accrued expenses and other liabilities	**352,171**
Total items included on statement of financial condition	**3,189,027**
Less:	
Exclusions from aggregate indebtedness	**5,102**
Total aggregate indebtedness	**$ 3,183,925**
Computation of Basic Net Capital Requirement	
Minimum net capital required	**$ 250,000**
Excess net capital	**$ 1,698,358**
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	**$ 1,629,965**
Ratio: Aggregate indebtedness to net capital	**1.63 to 1**

No material difference was noted between the Company's unaudited reported computation on Form X-17a-5 and the audited computation at December 31, 2001. Therefore, a reconciliation is not presented.

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3, pursuant to the provisions of subparagraph (k)(2) thereof.

Schedule III

American General Securities Incorporated (A Wholly Owned Subsidiary of American General Life Insurance Company) and Subsidiaries

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3, pursuant to the provisions of subparagraph (k)(2) thereof.

Supplementary Report of Independent Auditors



■ Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
American General Securities Incorporated
and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplementary information of American General Securities Incorporated and subsidiaries (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 11, 2002